UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

PAR PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Mark Strefling

Whitebox Advisors LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,464,563 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,464,563 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,464,563 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is calculated based on 45,790,387 shares of Common Stock issued and outstanding as of November 6, 2017 as reported in the Issuer’s Form 10-Q filed on November 8, 2017, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,464,563 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,464,563 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,464,563 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 45,790,387 shares of Common Stock issued and outstanding as of November 6, 2017 as reported in the Issuer’s Form 10-Q filed on November 8, 2017, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 16 to Schedule 13D ("Amendment No. 16") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 16 amends, as set forth below, the Schedule 13D filed by Whitebox Advisors LLC and certain related parties with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015, Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015, Amendment No. 7 to the Original Schedule 13D filed on June 21, 2016, Amendment No. 8 to the Original Schedule 13D filed on August 15, 2016, Amendment No. 9 to the Original Schedule 13D filed on September 13, 2016, Amendment No. 10 to the Original Schedule 13D filed on December 5, 2016, Amendment No. 11 to the Original Schedule 13D filed on June 9, 2017, Amendment No. 12 to the Original Schedule 13D filed on September 12, 2017, Amendment No. 13 to the Original Schedule 13D filed on September 19, 2017, Amendment No. 14 to the Original Schedule 13D filed on October 5, 2017 and Amendment No. 15 to the Original Schedule 13D filed on October 11, 2017 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The items of the Schedule 13D are amended as described herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On December 12, 2017, the Issuer and its wholly-owned subsidiaries Par Petroleum, LLC (“Par Petroleum”) and Par Petroleum Finance Corp. (“Finance Corp.” and together with Par Petroleum, the “Companies”), and Par Petroleum’s existing subsidiaries (other than Finance Corp.) (the “Subsidiary Guarantors”) entered into a purchase agreement (the “Senior Notes Purchase Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers, including certain WA Private Funds (collectively, the “Senior Secured Notes Purchasers”), under which the Companies agreed to sell $300 million in aggregate principal amount of 7.750% Senior Secured Notes due 2025 (the “Senior Secured Notes”) in a private placement to qualified institutional buyers pursuant to Rule 144A and to certain persons outside of the United States pursuant to Regulation S, each under the Securities Act. The Senior Secured Notes will be issued pursuant to an indenture to be entered into among the Issuer, the Companies, the Subsidiary Guarantors and Wilmington Trust, National Association, as trustee and collateral trustee. Certain WA Private Funds committed to purchase $40 million in aggregate principal amount of the Senior Secured Notes.

The sale of the Senior Secured Notes to the Senior Secured Notes Purchasers is expected to settle on December 21, 2017, subject to customary closing conditions. The Senior Secured Notes will be secured, senior obligations of the Companies and will bear interest at a rate of 7.750% per year. Interest will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2018. The Senior Secured Notes will mature on December 15, 2025, unless earlier repurchased or redeemed.

The foregoing description of the Senior Notes Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Senior Notes Purchase Agreement, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)       See Items 11 and 13 of the cover pages to this Amendment No. 15 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of December 18, 2017. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 45,790,387 shares of Common Stock outstanding, which is the number of Common Stock outstanding that the Issuer reported in the Issuer’s Form 10-Q filed on November 8, 2017. For purposes of these calculations the following number of Common Stock have been included in the number of shares of Common Stock outstanding for the respective Reporting Person(s): the 354,350 shares of Common Stock issuable upon exercise of the Warrants over which WA and WB GP have indirect beneficial ownership.

(b)       See Items 7 through 10 of the cover pages to this Amendment No. 16 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of December 18, 2017 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)       The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 99.37. All transactions were conducted in the open market.

(d)       The WA Private Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information contained in Item 4 of this Schedule 13D regarding the Senior Notes Purchase Agreement is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows.

Exhibit No.	Description
99.37	Schedule of Transactions in the Common Stock by the Reporting Persons
99.38	Amended and Restated Joint Filing Agreement, dated December 19, 2017, among the Reporting Persons.
99.39	Executive Officers and Board of Whitebox Advisors LLC
99.40	Board of Whitebox General Partner LLC
99.41	Senior Notes Purchase Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 19, 2017

WHITEBOX ADVISORS LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Chief Legal Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Whitebox Advisors LLC Chief Legal Officer

EXHIBIT 99.37

SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
10/18/2017	Common Stock	N/A	31,029	$20.5300
10/19/2017	Common Stock	N/A	38,176	$20.4400
10/20/2017	Common Stock	N/A	38,405	$20.5300
10/23/2017	Common Stock	N/A	5,821	$20.5300
10/24/2017	Common Stock	N/A	7,300	$20.6074
10/26/2017	Common Stock	N/A	10,000	$20.5000
10/27/2017	Common Stock	N/A	20,500	$20.7295
10/30/2017	Common Stock	N/A	6,100	$20.7779
10/31/2017	Common Stock	N/A	30,000	$20.9186
11/1/2017	Common Stock	N/A	28,877	$21.1309
11/2/2017	Common Stock	N/A	23,328	$21.3677
12/11/2017	Common Stock	N/A	1,307	$20.8150

EXHIBIT 99.38

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 16 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 16 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.

Date: December 19, 2017

WHITEBOX ADVISORS LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Chief Legal Officer

WHITEBOX GENERAL PARTNER LLC

By:	/s/ Elissa Weddle
Elissa Weddle
Whitebox Advisors LLC Chief Legal Officer

Exhibit 99.39

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit 99.40

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

SK 28410 0057 7765908